SEPTEMBER 15, 1999

SUPPLEMENT TO THE PROSPECTUS OF PDC 2000 DRILLING PROGRAM DATED JUNE 2, 1999.

ON SEPTEMBER 15, 1999, PETROLEUM DEVELOPMENT CORPORATION, THE MANAGING GENERAL PARTNER ANNOUNCED THAT THE OFFERING OF UNITS IN THE SIXTH PARTNERSHIP, PDC 1999-B LIMITED PARTNERSHIP, HAS TERMINATED. THE PARTNERSHIP WAS COMPRISED OF A TOTAL OF 274.369 UNITS OF GENERAL PARTNERSHIP INTEREST, AGGREGATING $5,482,392, PURCHASED BY 248 INVESTORS AND .25 UNITS OF LIMITED PARTNERSHIP INTEREST AGGREGATING $5,000 PURCHASED BY 1 INVESTOR.

THE MANAGING GENERAL PARTNER HAS COMMENCED THE OFFER AND SALE OF UNITS OF GENERAL PARTNERSHIP INTERESTS AND UNITS OF LIMITED PARTNERSHIP INTEREST IN THE SEVENTH AND EIGHTH PARTNERSHIPS OF THE SERIES OF LIMITED PARTNERSHIPS BEING OFFERED IN PDC 2000 DRILLING PROGRAM. THE PDC 1999-C LIMITED PARTNERSHIP AND PDC 1999-D LIMITED PARTNERSHIP, WILL BE OFFERING TO QUALIFIED INVESTORS THE OPPORTUNITY TO PURCHASE UP TO $15 MILLION AND $25 MILLION, RESPECTIVELY IN UNITS OF GENERAL PARTNERSHIP INTERE

WATTENBERG FIELD PROSPECT

THE WATTENBERG FIELD, LOCATED NORTH AND EAST OF DENVER, COLORADO, IS THE MOST PROLIFIC FIELD IN THE DENVER-JULESBURG (DJ) BASIN. THE FIELD, WHICH WAS DISCOVERED IN 1970, HAS PRODUCED OVER 600 BILLION CUBIC FEET OF NATURAL GAS AND 2.2 MILLION BARRELS OF OIL.

NATURAL GAS IS THE PRIMARY HYDROCARBON, HOWEVER MANY WELLS WILL ALSO PRODUCE ECONOMIC QUANTITIES OF OIL. THE GAS STREAM GENERALLY HAS A HIGH HEATING VALUE (APPROXIMATELY 1200 BTU/MCF) AND THE PURCHASE PRICE OF THE GAS MAY INCLUDE REVENUE FROM THE RECOVERY OF FLUIDS FROM THE GAS STREAM, AS WELL AS A PREMIUM FOR THE HIGHER ENERGY CONTENT.

THE PRODUCING FORMATIONS ARE GENERALLY ATIGHT@ AND REQUIRE ARTIFICIAL STIMULATION FOR ECONOMIC PRODUCTION. THE TYPICAL PRODUCTION PROFILE HAS AN INITIAL PERIOD OF HIGH PRODUCTION AND RELATIVELY RAPID DECLINE, FOLLOWED BY YEARS OF RELATIVELY SHALLOW DECLINE.

RESERVOIR OVERVIEW

THE PRESENT STRUCTURAL CONFIGURATION OF THE DJ BASIN WAS CREATED BY LATE CRETACEOUS LARAMIDE DEFORMATION CREATING AN ASYMMETRIC BASIN WITH A STEEPLY DIPPING WESTERN FLANK AND A GENTLY DIPPING EASTERN FLANK. THE STRUCTURAL AXIS OF THE DJ BASIN TRENDS APPROXIMATELY NORTH-SOUTH, PARALLEL TO THE PRESENT FRONT RANGE APPROXIMATELY 20 MILES TO THE EAST OF THE MOUNTAIN FRONT. THE WATTENBERG FIELD IS A BASIN-CENTERED GAS ACCUMULATION IN WHICH STACKED RESERVOIRS ARE FOUND FROM DEPTHS OF APPROXI

GEOLOGIC OVERVIEW

PRODUCTIVE ZONES ARE CRETACEOUS IN AGE AND INCLUDE, FROM YOUNGEST TO OLDEST, SUSSEX SANDSTONE, SHANNON SANDSTONE, NIOBRARA FORMATION, CODELL SANDSTONE, D SANDSTONE, J SANDSTONE, AND DAKOTA SANDSTONE. THE TOPOGRAPHIC SETTING OF THE DJ BASIN IS CHARACTERIZED AS GENTLY ROLLING GRASSLANDS WITH SURFACE USE DOMINATED BY CATTLE RANCHING AND AGRICULTURE.

SUSSEX SANDSTONE

THE SUSSEX IS A FINE-TO-MEDIUM GRAINED, GLAUCONITIC FELDSPANTHIC-LITHARENITE THAT PRODUCES IN THE HAMBERT AND ARISTOCRAT FIELDS IN THE NORTHERN PART OF WATTENBERG. THE SANDSTONES ARE THOUGHT TO HAVE BEEN DEPOSITED AS SHALLOW-MARINE BARS ON A MAIN SHIELD WITHIN THE LATE CRETACEOUS SEAWAY. THE SUSSEX SANDSTONE IS FOUND AT DEPTHS THAT RANGE FROM 3,750 TO 5,250 FEET. RESERVOIR QUALITY VARIES DRAMATICALLY FROM 60 FEET OF CLEAN SAND TO 10 FEET OF THINLY BEDDED CLAY-FILLED SANDS. AVERAGE POR

NIOBRARA FORMATION

THE NIOBRARA IS A SUCCESSION OF LIMESTONES (CHALKS) AND CALCAREOUS SHALES APPROXIMATELY 300 FEET THICK. THE NIOBRARA WAS DEPOSITED IN A RELATIVELY DEEP-WATER SEDIMENTARY ENVIRONMENT ASSOCIATED WITH THE LATE CRETACEOUS SEAWAY. THE NIOBRARA IS RECOGNIZED AS A SOURCE ROCK AND MAY HAVE PROVIDED THE NECESSARY HYDROCARBONS FOR THE UNDERLYING CODELL. PETROLEUM PRODUCTION IN THE NIOBRARA IS ESTABLISHED FROM THE MORE PURE LIMESTONE INTERVALS. THE NIOBRARA IS FOUND AT DEPTHS THAT RANGE FROM 6,5

CODELL SANDSTONE

THE CODELL IS A FINE-GRAINED TO VERY FINE-GRAINED SANDSTONE WITH ABUNDANT ASSOCIATED CLAYS. THE SANDS ARE WIDELY DISTRIBUTED ACROSS WATTENBERG AND VARY IN THICKNESS FROM 10 TO 30 FEET. THE BIOTURBATED NATURE OF THE SANDSTONE SUGGESTS DEPOSITION ON A SHALLOW MARINE SHELF ASSOCIATED WITH THE LATE CRETACEOUS SEAWAY. THE CODELL SANDSTONE IS FOUND AT DEPTHS THAT RANGE FROM APPROXIMATELY 6,750 TO 7,750 FEET. POROSITY WITHIN THE CODELL RANGES FROM 10 TO 20 PERCENT, WITH PERMEABILITIES OF 0.1 AD NATURE OF THE CODELL AND THE RELATIVELY UNIFORM ROCK PROPERTIES, PRODUCTIVITY, WITH THE APPROPRIATE ANALYSIS, CAN BE PREDICTED WITH A HIGH DEGREE OF CONFIDENCE. RESERVOIR PRESSURE IS APPROXIMATELY 4,000-PSI. RESERVOIR PRODUCTIVITY IS FORECASTED BASED ON ULTIMATE PRODUCTION ISOPACHS OF SURROUNDING WELLS.

J SANDSTONE

THE J SANDSTONE CAN BE SUBDIVIDED INTO TWO DISTINCT MEMBERS: THE FORT COLLINS MEMBER AND THE HORSETOOTH MEMBER. THE FORT COLLINS MEMBER IS A VERY FINE-GRAINED MODERATELY SORTED QUARTZ ARENITE AND SUBLITHARENITE. THIS SANDSTONE WAS DEPOSITED IN A SHALLOW MARINE SETTING WITHIN THE EARLY CRETACEOUS SEAWAY AND IS EROSIONALLY OVERLAIN BY THE HORSETOOTH MEMBER. THE J SANDSTONE IS FOUND AT DEPTHS THAT RANGE FROM 7,500 TO 8,400 FEET. POROSITIES RANGE FROM 5 TO 14 PERCENT, WITH PERMEABILITIES THAT

PRODUCTION

THE WATTENBERG FIELD IS A MATURE FIELD AND HAS THOUSANDS OF PRODUCING WELLS. ECONOMIC SUCCESS OF THE CODELL/NIOBRARA AND J SANDSTONE RESERVOIRS IS DEPENDENT ON RESERVOIR QUALITY AND ON RECENTLY IMPROVED COMPLETION TECHNIQUES. THE SUSSEX RESERVOIR IS MORE DIFFICULT TO INTERPRET BECAUSE LOG ANALYSIS CAN BE INCONCLUSIVE. SUSSEX DEVELOPMENT IS CONFINED TO THOSE AREAS THAT HAVE SUFFICIENT EXISTING SUSSEX PRODUCTION, AND THOSE AREAS THAT HAVE SIMILAR LOG CHARACTERISTICS TO OFFSET PRODUCER S

PROPOSED DEVELOPMENT

PDC HAS ACQUIRED THE RIGHTS TO 78% OF THE WORKING INTEREST IN APPROXIMATELY 20 INITIAL WATTENBERG FIELD LOCATIONS WITH EXPECTATIONS TO OBTAIN ADDITIONAL LOCATIONS BASED ON THE OUTCOME OF THE INITIAL WELLS. THE CURRENT OWNER OF THE OIL AND GAS DEVELOPMENT RIGHTS IN THE INITIAL WELLS IS CONTRIBUTING THE LEASES IN EXCHANGE FOR A 22% WORKING INTEREST IN THE WELLS, AND PDC AND ITS PARTNERSHIPS WILL PAY THE DRILLING AND COMPLETION COSTS FOR THEIR 78% WORKING INTEREST. THE WELLS WILL HAVE

OIL AND GAS MARKETS

THERE ARE EXTENSIVE GAS GATHERING FACILITIES THROUGHOUT THE WATTENBERG FIELD, REFLECTING ITS LONG HISTORY OF PRODUCTION. GAS PURCHASERS INCLUDE NORTH AMERICAN RESOURCES COMPANY (NARCO), DUKE ENERGY AND KN GAS GATHERING. IN MANY CASES NEW WELLS MAY HAVE THE OPTION OF CHOOSING A SALES MARKET FROM TWO OR MORE PURCHASERS.

GAS IN THE WATTENBERG FIELD CURRENTLY SELLS AT A DISCOUNT TO NYMEX PRICING OF ABOUT $.10 PER MMBTU AND GATHERING CHARGES ARE APPROXIMATELY $.30 PER MMBTU, HOWEVER THE HIGH BTU CONTENT MAKES THE PRICE PER MCF APPROXIMATELY EQUAL TO THE NYMEX PRICE PER MMBTU.

OIL PRODUCED IS A HIGH GRADE CRUDE, WHICH WILL BE SOLD TO ULTRAMAR DIAMOND SHAMROCK. RECENT PRICING HAS BEEN IN THE RANGE OF WEST TEXAS INTERMEDIATE (WTI) POSTINGS LESS $1.75 PER BARREL.

DEVELOPMENT COSTS

EACH PARTNERSHIP WILL BEAR ITS PROPORTIONATE SHARE OF THE COST OF DRILLING AND COMPLETING OR DRILLING AND ABANDONING WELLS AND WILL EARN A PROPORTIONATE SHARE OF A 78% WORKING INTEREST IN THE WELLS, WHERE THE MANAGING GENERAL PARTNER SERVES AS OPERATOR AS FOLLOWS:

1) FOR INTANGIBLE WELL COSTS:

(A) FOR EACH WELL COMPLETED AND PLACED IN PRODUCTION, AN AMOUNT EQUAL TO THE DEPTH OF THE WELL IN FEET AT ITS DEEPEST PENETRATION AS RECORDED BY THE DRILLING CONTRACTOR MULTIPLIED BY THE "INTANGIBLE DRILLING AND COMPLETION COST" IN THE FOLLOWING TABLE, PLUS THE ACTUAL EXTRA COMPLETION COST OF ZONES COMPLETED IN EXCESS OF THE COST OF THE FIRST ZONE AND ACTUAL ADDITIONAL COSTS FOR WORK REQUIRED BY STATE LAW IN THE EVENT AN INTERMEDIATE OR THIRD STRING OF SURFACE CASING IS RUN, PLUS T RECTIONAL DRILLING SERVICES, IF REQUIRED; OR

(B) FOR EACH WELL WHICH THE PARTNERSHIP ELECTS NOT TO COMPLETE, AN AMOUNT EQUAL TO THE "INTANGIBLE DRY HOLE COST" IN THE FOLLOWING TABLE, PLUS ACTUAL ADDITIONAL COSTS FOR WORK REQUIRED BY STATE LAW IN THE EVENT AN INTERMEDIATE OR THIRD STRING OF SURFACE CASING IS RUN, PLUS THE ACTUAL COSTS FOR DIRECTIONAL DRILLING SERVICES, IF REQUIRED; AND

2) THE TANGIBLE COSTS OF DRILLING AND COMPLETING THE PARTNERSHIP WELLS AND OF GATHERING PIPELINES NECESSARY TO CONNECT THE WELL TO THE NEAREST APPROPRIATE SALES POINT OR DELIVERY POINT.

THE CURRENT OWNER OF THE DEVELOPMENT RIGHTS FOR THE INITIAL DRILLING LOCATIONS IS CONTRIBUTING THE DRILLING LOCATIONS IN EXCHANGE FOR A 22% WORKING INTEREST IN THE WELL. TO THE EXTENT THAT A PARTNERSHIP ACQUIRES MORE OR LESS THAN 78% OF A PROSPECT, ITS DRILLING AND COMPLETION COSTS OF THAT PROSPECT WILL PROPORTIONATELY INCREASE OR DECREASE AS WILL ITS INTEREST IN THE PROSPECT.

FOOTAGE BASED RATES

TARGET APPROXIMATE INTANGIBLE DRILLING AND INTANGIBLE

LOCATION FORMATIONS WELL DEPTH COMPLETION COSTS* DRY HOLE COST*

WATTENBERG CRETACEOUS 7200-7800' $39 PER FOOT $14 PER FOOT

FIELD CODELL

WATTENBERG CRETACEOUS 7500-8500' $52 PER FOOT $16 PER FOOT

FIELD J SANDSTONE

*THE DEPTH USED FOR DETERMINING WELL CHARGES WILL BE THE DEEPEST PENETRATION BY THE DRILLING BIT.

IN THE EVENT THE FOREGOING RATES EXCEED COMPETITIVE RATES AVAILABLE FROM OTHER NON-AFFILIATED PERSONS IN THE AREA ENGAGED IN THE BUSINESS OF RENDERING OR PROVIDING COMPARABLE SERVICES OR EQUIPMENT, THE FOREGOING RATES WILL ADJUST TO AN AMOUNT EQUAL TO THAT COMPETITIVE RATE.

THE AGREEMENT PROVIDES THAT THE PARTNERSHIP WILL PAY THE OPERATOR THE PROSPECT COST AND THE DRY HOLE COST FOR EACH PLANNED WELL PRIOR TO THE SPUD DATE, AND THE BALANCE OF THE COMPLETED WELL COSTS WHEN THE WELL IS COMPLETED AND READY FOR PRODUCTION, IN THE CASE OF A COMPLETED WELL.

THE OPERATOR WILL PROVIDE ALL NECESSARY LABOR, VEHICLES, SUPERVISION, MANAGEMENT, ACCOUNTING, AND OVERHEAD SERVICES FOR NORMAL PRODUCTION OPERATIONS, AND WILL DEDUCT FROM PARTNERSHIP REVENUES A MONTHLY CHARGE BASED UPON COMPETITIVE INDUSTRY RATES FOR EACH PRODUCING WELL FOR OPERATIONS AND FIELD SUPERVISION AND A MONTHLY CHARGE OF $75 PER WELL FOR PARTNERSHIP ACCOUNTING, ENGINEERING, MANAGEMENT, AND GENERAL AND ADMINISTRATIVE EXPENSES. THE MONTHLY WELLTENDING FEE IN THE WATTENBERG

PICEANCE BASIN PROSPECT

INTRODUCTION

THE PICEANCE BASIN IN WESTERN COLORADO HAS PRODUCED MORE HYDROCARBONS THAN ANY OTHER BASIN OR AREA IN THE STATE. SINCE THE DISCOVERY OF THE GIANT RANGELY OIL FIELD IN 1902

ON ITS WESTERN FLANK, THE BASIN HAS PRODUCED OVER 2.3 TRILLION CUBIC FEET OF NATURAL GAS AND OVER 900 MILLION BARRELS OF OIL.

THE PRODUCING FORMATION IN THIS PROJECT IS AN INTERVAL OF MASSIVELY STACKED LENTICULAR "TIGHT SANDS" WHICH REQUIRES ARTIFICIAL STIMULATION FOR ECONOMIC PRODUCTION. IMPROVED TECHNOLOGY FOR RESERVOIR CHARACTERIZATION AND COMPLETION HAS ENABLED THIS PREVIOUSLY BYPASSED NATURAL GAS RESOURCE TO BECOME AN ECONOMICALLY ATTRACTIVE PLAY. HYDROCARBON PRODUCTION WILL BE NATURAL GAS WITH VERY LOW QUANTITIES OF ASSOCIATED OIL. TYPICAL PRODUCTION PROFILE IS ONE OF AN INITIAL PERIOD OF HIGH PRODUCTION AND RAPID DECLINE RATE FOLLOWED BY YEARS OF RELATIVELY SLOW DECLINE.

STRUCTURAL GEOLOGY AND RESERVOIR OVERVIEW

THE PICEANCE BASIN IS A COMPLEX, ASYMMETRICAL BASIN FORMED BY LATE CRETACEOUS LARAMIDE TECTONISM. IT HAS A GENTLY DIPPING WESTERN FLANK AND A STEEPLY DIPPING EASTERN FLANK. THE STRUCTURAL AXIS EXTENDS IN A NORTHWESTERLY TO SOUTHEASTERLY DIRECTION APPROXIMATELY 20 MILES TO THE EAST OF THE PROJECT. SIMILAR TO SEVERAL OTHER ROCKY MOUNTAIN BASINS, THE PICEANCE IS A BASIN-CENTERED GAS ACCUMULATION WITH OVERPRESSURED GAS DOWN STRUCTURE FROM MORE PERMEABLE WATER-FILLED RESERVOIRS. STRUCTURAL POSITION IS NOT A CRITICAL TRAPPING REQUIREMENT.

THREE OF THE MOST PROLIFIC GAS FIELDS IN THE PICEANCE BASIN, GRAND VALLEY, PARACHUTE, AND RULISON, PRODUCE GAS FROM THE MESAVERDE GROUP. DEPOSITION OF THE MESAVERDE GROUP MOSTLY PREDATES LARAMIDE STRUCTURAL DEVELOPMENT. THE MESAVERDE GROUP IS DIVIDED INTO THE PREDOMINANTLY NON-MARINE WILLIAMS FORK FORMATION AND THE UNDERLYING MARINE ILES FORMATION. THE WILLIAMS FORK IS PRIMARY OBJECTIVE IN THE ABOVE GAS FIELDS AND THIS PROJECT. IT IS COMPRISED OF MASSIVELY STACKED LENTICULAR SANDSTONES AND INTERSTRATIFIED SHALES AND COALS. IT RANGES IN DEPTH FROM SURFACE OUTCROPS ALONG THE RIM OF THE BASIN TO DEPTHS OF OVER 11,000 FEET IN THE CENTER OF THE BASIN. THE UNDERLYING ILES FORMATION IS COMPRISED OF LATERALLY CONSISTENT BLANKET-LIKE MARINE DEPOSITS INCLUDING THE ROLLINS, COZETTE, CORCORAN AND SEGO SANDSTONES.

MESAVERDE WILLIAMS FORK AND CAMEO FORMATIONS

THE WILLIAMS FORK FORMATION RANGES IN THICKNESS FROM 2,000 TO 4,000 FEET. ANTICIPATED DRILLING DEPTHS ARE 7,000 TO 10,000 FEET. THE LOWER INTERVAL OF INTERSTRATIFIED COALS AND SANDSTONES WHICH LIES ABOVE THE ROLLINS SANDSTONE IS LOCALLY KNOWN AS THE CAMEO FORMATION. THE UPPER INTERVAL OF FLUVIAL SANDSTONES IS LOCALLY KNOWN AS THE WILLIAMS FORK OR MESAVERDE FORMATION. BECAUSE OF AUTHIGENIC CLAYS, CARBONATE CEMENT AND QUARTZ-OVERGROWTHS, THE SANDSTONES HAVE LOW POROSITIES OF 6 TO 12 PERCENT AND LOW MATRIX PERMEABILITIES, OFTEN BELOW ONE MICRODARCY. AREAS WITH NATURAL FRACTURES EXHIBIT PERMEABILITY INCREASES OF ONE TO TWO ORDERS OF MAGNITUDE.

AS RECENTLY AS 1992, OPERATORS WERE ROUTINELY BYPASSING THIS INTERVAL IN SEARCH OF THE DEEPER CORCORAN-COZETTE SANDS. ONLY WHEN THE DEEPER ZONES WERE NON-PRODUCTIVE WOULD THEY COMPLETE IN THE WILLIAMS FORK. OPERATORS BEGAN EXPERIMENTING WITH DIFFERENT COMPLETION DESIGNS TO IMPROVE PRODUCTION IN THESE MASSIVELY STACKED SANDS. NEWER COMPLETION DESIGNS HAVE NEARLY DOUBLED THE PER WELL ESTIMATED ULTIMATE RECOVERIES. THESE NEWER DESIGNS INCLUDE PERFORATING MULTIPLE ZONES, INCREASING THE SIZE OF THE PROPPANT LOAD, AND USING SOPHISTICATED FRACTURING FLUIDS.

ADVANCED TYPE-CURVE ANALYSIS, PRESSURE TESTING IN CLOSELY SPACED WELLS AND RESERVOIR SIMULATION ARE BEING USED TO ESTABLISH OPTIMUM WELL DRAINAGE IN THIS TIGHT LENTICULAR FORMATION. HISTORY MATCHING OF LONG TERM PRODUCTION DATA INDICATES DRAINAGE OF 10 TO 20 ACRES IN 30 YEARS. PRESSURE TESTING IN OFFSET WELLS SHOWS ESSENTIALLY NO COMMUNICATION AT 40 ACRE WELL SPACING.

PDC HAS ACQUIRED THE RIGHTS TO DEVELOP APPROXIMATELY 7,500 ACRES OF LEASEHOLD IN THE PICEANCE BASIN WITH THE EXPECTATION OF OBTAINING ADDITIONAL ACREAGE BASED UPON THE OUTCOME OF THE INITIAL WELLS. CURRENT ACREAGE WILL SUPPORT THE DRILLING OF MORE THAN 100 WELLS ON 40-ACRE SPACING. WELLS DRILLED WILL HAVE THIRD-PARTY ROYALTY AND OVERRIDING ROYALTY BURDENS OF 20% OR LESS, NONE OF WHICH ARE HELD BY PDC OR ITS AFFILIATES. IT IS ANTICIPATED THAT PDC AND ITS PARTNERSHIPS WILL OWN 100% OF THE WORKING INTEREST IN EACH WELL DRILLED.

OIL AND GAS MARKETS

THERE ARE EXTENSIVE GAS GATHERING FACILITIES THROUGHOUT THE AREA. COLORADO INTERSTATE GAS (CIG), TRANSCOLORADO, UNOCAL AND BARRETT RESOURCES OPERATE GATHERING AND TRANSMISSION GAS PIPELINES IN THE LOCAL AREA. GAS PURCHASERS INCLUDE CIG, TRANSCOLORADO OR OTHERS THROUGHOUT THE WESTERN UNITED STATES.

GAS IN PICEANCE BASIN HAS SOLD RECENTLY AT A DISCOUNT TO NYMEX OF APPROXIMATELY $.10 TO $.20 PER MMBTU AND GATHERING CHARGES ARE APPROXIMATELY $.30 PER MMBTU.

DEVELOPMENT COSTS

EACH PARTNERSHIP WILL BEAR ITS PROPORTIONATE SHARE OF THE COST OF DRILLING AND COMPLETING OR DRILLING AND ABANDONING WELLS AND EARN A PROPORTIONATE SHARE OF WORKING INTEREST IN THE WELLS, WHERE THE MANAGING GENERAL PARTNER SERVES AS OPERATOR AS FOLLOWS:

1) THE COST OF THE PROSPECT, AS DEFINED IN THE PROSPECTUS; AND,

2) FOR INTANGIBLE WELLS COSTS:

(A) FOR EACH WELL COMPLETED AND PLACED IN PRODUCTION, AN AMOUNT EQUAL TO THE DEPTH OF THE WELL IN FEET AT ITS DEEPEST PENETRATION AS RECORDED BY THE DRILLING CONTRACTOR MULTIPLIED BY THE "INTANGIBLE DRILLING AND COMPLETION COST" IN THE FOLLOWING TABLE, PLUS THE ACTUAL EXTRA COMPLETION COST OF ZONES COMPLETED IN EXCESS OF THE COST OF THE FIRST ZONE AND ACTUAL ADDITIONAL COSTS FOR WORK REQUIRED BY STATE LAW IN THE EVENT AN INTERMEDIATE OF THIRD STRING OF SURFACE CASING IS RUN, AND THE ACTUAL ADDITIONAL COST INCURRED WHILE DRILLING DUE TO IMPENETRABLE ROCK, LOST CIRCULATION, HEAVING FORMATION, HIGH WATER FLOW; OR

(B) FOR EACH WELL WHICH THE PARTNERSHIP ELECTS NOT TO COMPLETE, AN AMOUNT EQUAL TO THE "INTANGIBLE DRY HOLE COST" IN THE FOLLOWING TABLE, PLUS THE ACTUAL ADDITIONAL COSTS FOR WORK REQUIRED BY STATE LAW IN THE EVENT AN INTERMEDIATE OR THIRD STRING OF SURFACE CASING IS RUN, PLUS THE ACTUAL COSTS FOR DIRECTIONAL DRILLING SERVICES, IF REQUIRED, PLUS THE ACTUAL ADDITIONAL COST INCURRED WHILE DRILLING DUE TO IMPENETRABLE ROCK, LOST CIRCULATION, HEAVING FORMATION, HIGH WATER FLOW, AND

3. THE TANGIBLE COSTS OF DRILLING AND COMPLETING THE PARTNERSHIP WELLS AND OF GATHERING PIPELINES NECESSARY TO CONNECT THE WELL TO THE NEAREST APPROPRIATE SALES POINT OR DELIVERY POINT.

TO THE EXTENT THAT A PARTNERSHIP ACQUIRES LESS THAN A 100% WORKING INTEREST OF A PROSPECT, ITS DRILLING AND COMPLETION COSTS OF THAT PROSPECT WILL PROPORTIONALLY DECREASE AS WILL ITS INTEREST IN THE PROJECT.

FOOTAGE BASED RATES

TARGET APPROXIMATE INTANGIBLE DRILLING AND INTANGIBLE

LOCATION FORMATIONS WELL DEPTH COMPLETION COSTS* DRY HOLE COST*

PICEANCE CRETACEOUS 7000-10,000' $130 PER FOOT $75 PER FOOT

BASIN MESAVERDE

*THE DEPTH USED FOR DETERMINING WELL CHARGES WILL BE THE DEEPEST PENETRATION BY THE DRILLING BIT.

IN THE EVENT THE FOREGOING RATES EXCEED COMPETITIVE RATES AVAILABLE FROM OTHER NON-AFFILIATED PERSONS IN THE AREA ENGAGED IN THE BUSINESS OF RENDERING OR PROVIDING COMPARABLE SERVICES OR EQUIPMENT, THE FOREGOING RATES WILL ADJUST TO AN AMOUNT EQUAL TO THAT COMPETITIVE RATE.

THE AGREEMENT PROVIDES THAT THE PARTNERSHIP WILL PAY THE OPERATOR THE PROSPECT COST AND THE DRY HOLE COST FOR EACH PLANNED WELL PRIOR TO THE SPUD DATE, AND THE BALANCE OF THE COMPLETED WELL COSTS WHEN THE WELL IS COMPLETED AND READY FOR PRODUCTION, IN THE CASE OF A COMPLETED WELL.

THE OPERATOR WILL PROVIDE ALL NECESSARY LABOR, VEHICLES, SUPERVISION, MANAGEMENT, ACCOUNTING, AND OVERHEAD SERVICES FOR NORMAL PRODUCTION OPERATIONS, AND WILL DEDUCT FROM PARTNERSHIP REVENUES A MONTHLY CHARGE BASED UPON COMPETITIVE INDUSTRY RATES FOR EACH PRODUCING WELL FOR OPERATIONS AND FIELD SUPERVISION AND A MONTHLY CHARGE OF $75 PER WELL FOR PARTNERSHIP ACCOUNTING, ENGINEERING, MANAGEMENT, AND GENERAL AND ADMINISTRATIVE EXPENSES. THE MONTHLY WELLTENDING FEE IN THE WATTENBERG FIELD WILL BE $225 PER WELL.